[LETTERHEAD OF THE GABELLI UTILITY TRUST]
June 12, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Utility Trust Registration Statement on Form N-2 (File No. 811-09243)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on June 13, 2008 at 2:00 p.m. or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Treasurer